U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

PE

dated June 28th, 2002

PERDIGAO S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28th, 2002

PERDIGAO S.A.

By:

Name: Wang Wei Chang
Title: Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Summary of the Minutes of the Fifth 2002 Ordinary Meeting of the Board of Directors

Exhibit 1

Summary of the Minutes of the Fifth 2002 Ordinary Meeting of the Board of Directors

PERDIGÃO S. A.
CNPJ-MF 01.838.723/0001-27
Public Company

SUMMARY OF THE MINUTES OF THE FIFTH/2002 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: June 25th, 2002, at 11:00 a.m., at BR-060, km 394, Rio Verde, GO. **QUORUM:** Absolute Majority of the Members. **ON MOTION:** Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. **RESOLUTIONS ADOPTED BY THE BOARD: 1) Election of a Member of the Board of Directors:** The Vice-president Luiz Antonio Corrêa Nunes Viana de Oliveira renounced as a Board of Directors Member. The Board of Directors, according to Paragraph 5° of Article 10 of By-Laws, indicated to substitute him until the next General Shareholders Meeting, Mrs. Eliane Aleixo Lustosa Thompson-Flôres, Brazilian, married, economist, Identity MRE/RJ number 11,248, CPF-MF number 783,519,367-15, living in Rio de Janeiro, Rio de Janeiro state. **2)** Other issues related to the Company. **TERMINATION:** Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Sebastião José Martins Soares; Carlos Eduardo da Silva Bessa; Antônio C. Valente da Silva; Pedro Augusto Nardelli Pinto; Eliane A. Lustosa Thompson-Flôres; Biramar Nunes de Lima. (I do hereby certify that the present is a summary of the original minute transcribed in the Book n° 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 82).

NEY ANTONIO FLORES SCHWARTZ
Secretary